Exhibit 99.1

PRESS RELEASE IMMEDIATE RELEASE

Aviragen Provides New Information Supporting Vote FOR Vaxart Merger

Reiterates Transaction Represents Best Path Forward for Aviragen and ALL Stockholders

CAS Group Has Not Articulated a Clear Plan and Has Now Changed its Stance to Emphasize Teslexivir (BTA074)

ATLANTA, Jan. 31, 2018 (GLOBE NEWSWIRE) – Aviragen Therapeutics, Inc. (NASDAQ: AVIR) today issued the following statement urging stockholders to vote FOR the Company’s proposed merger with Vaxart, Inc. on the WHITE proxy card. The voting period will close at the upcoming Special Meeting of Stockholders on February 6, 2018.

Aviragen’s Board of Directors and management team conducted a strictly impartial review process that ensured that no director or executive had any prior affiliation with Vaxart, and unanimously concluded that the proposed merger with Vaxart is in the best interests of the Company and all Aviragen stockholders.

The Aviragen Board of Directors and executive management team collectively have over 200 years of experience as either operating biotechnology executives or biotechnology company Directors. As such, the Board and management have the requisite experience to analyze strategic alternatives and recommend the best path forward for the Company and its stockholders.

The merger with Vaxart has the potential for significant upside for Aviragen. The transaction will result in a clinical-stage pharmaceutical company focused on developing Vaxart’s oral recombinant vaccines and our direct-acting antivirals, specifically teslexivir, to treat infections that have limited therapeutic options. We believe Vaxart’s oral tablet vaccines have the potential to be major products in the worldwide vaccine market. The company recently completed a successful Phase 2 clinical trial in which its influenza tablet vaccine performed favorably against the market-leading injectable flu vaccine, proving that its oral tablet vaccine delivery technology works in humans. Vaxart’s second program, a novel oral vaccine for norovirus, has already demonstrated robust immune responses in human clinical trials.

As we reported in November 2017, we completed the enrollment in a Phase 2 trial designed to evaluate the safety, tolerability and efficacy of teslexivir 5 percent gel in patients with condyloma, or anogenital warts. The Company expects to report top-line data from this trial next quarter. We are very confident that Vaxart is fully committed to continuing the future development of teslexivir. As evidence of their commitment they plan on retaining Aviragen’s entire clinical team that has been intimately involved with the design and execution of the Phase 2 trial. Importantly, the combined company will be led by an experienced biotechnology drug development management and directorial team.

Aviragen Therapeutics     ● 2500 Northwinds Parkway, Suite 100     ● Alpharetta, GA 30009    ● Tel: (678) 221-3343

The Aviragen strategic review process was extensive and well conducted. The proposed merger with Vaxart is the result of an exhaustive seven-month public review of strategic alternatives conducted by Aviragen’s Board. This included the consideration of 167 biotech companies, including numerous unsolicited inbound inquiries. Since the merger was announced three months ago, no other parties have expressed interest in a transaction with Aviragen. We believe the process objectively considered all possible rational strategic alternatives available during that period.

In making its unanimous determination in favor of the Vaxart transaction, the Board took into account Aviragen’s liquidation value, which was $22.4 million – or $0.58 per share – as of October 31, 2017. Institutional Shareholder Services (“ISS”), which overstated the current liquidation value in their initial report, continues to substantially overestimate Aviragen’s current liquidation value in a revised report. ISS’s calculation does not account for Aviragen’s significant cash burn of approximately $8 million between October 31 and June 30, 2018 – the earliest date at which it could consider liquidating the Company – that is the result of the costs of the Company’s ongoing clinical trial and the pending proxy contest with the CAS Group, which is led by Digirad. This is before taking into account the costs associated with conducting yet another strategic alternatives process, which has been an option proposed by the dissident CAS Group.

Aviragen encourages its stockholders to support the merger and not risk putting their investment in the hands of the CAS Group. Together, the members comprising the CAS Group have a history of underperformance, with essentially no stock price growth at Digirad in the six years since they took over the company, no alternative plans for growing Aviragen other than to conduct another vaguely-described alternatives process, a proposed Board slate made up of Wall Street financial people, with no experience in the biotechnology industry to evaluate the Company’s assets, and a leader – Digirad’s chairman – found to have violated securities law.

By approving the Vaxart transaction, Aviragen stockholders would place their investment in the hands of Vaxart’s veteran management team and proven Board of Directors. Each member of the combined company’s Board and management team has a proven track record in all key aspects of the biopharmaceuticals industry.

Accordingly, Aviragen’s Board and management unanimously recommend that Aviragen stockholders vote FOR on the WHITE PROXY CARD at the upcoming Special Meeting of Stockholders on February 6, 2018.

EACH VOTE IS IMPORTANT – PLEASE VOTE FOR THE PROPOSED MERGER WITH VAXART TODAY

EACH VOTE IS IMPORTANT

The Aviragen Board of Directors unanimously recommends that stockholders vote FOR the proposed merger. Each vote is extremely important, no matter how many or how few shares are owned. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen Special Meeting, presuming a quorum is present, is required to approve the proposed merger. Aviragen shareholders of record at the close of business on January 2, 2018 are entitled to vote at the Special Meeting. Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the proxy card received with the proxy statement.

Aviragen Therapeutics     ● 2500 Northwinds Parkway, Suite 100     ● Alpharetta, GA 30009    ● Tel: (678) 221-3343

If you have any questions or need assistance voting your shares, please contact the Company’s proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 967-5074.

About Aviragen Therapeutics

Aviragen Therapeutics is focused on the discovery and development of the next generation of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. It has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 and 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. Aviragen also receives royalties from marketed influenza products, Relenza® and Inavir®. For additional information, please visit www.aviragentherapeutics.com.

Aviragen Therapeutics® is a registered trademark. Relenza® is a registered trademark of GlaxoSmithKline Pharmaceuticals, Ltd., and Inavir® is a registered trademark of Daiichi Sankyo Company, Ltd.

Forward Looking Statements

This press release contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding anticipated preclinical and clinical drug development activities, timelines and market opportunities; the combined company being well-funded to advance its programs; the potential of Vaxart’s flu vaccine to produce better efficacy and in a timely manner; and the combined company’s ability to accelerate development of Vaxart’s vaccine candidates and generate near and long term value for stockholders. All statements other than statements of historical facts included in this press release are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements. These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Aviragen Therapeutics     ● 2500 Northwinds Parkway, Suite 100     ● Alpharetta, GA 30009    ● Tel: (678) 221-3343

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

Aviragen Therapeutics     ● 2500 Northwinds Parkway, Suite 100     ● Alpharetta, GA 30009    ● Tel: (678) 221-3343

Contacts

Mark Colonnese

Executive Vice President and Chief Financial Officer

Aviragen Therapeutics, Inc.

(678) 221-3381

mcolonnese@aviragentherapeutics.com

Beth DelGiacco

Stern Investor Relations, Inc.

(212) 362-1200

beth@sternir.com

Kristian Klein

D.F. King & Co., Inc.

(212) 232-2247

Winnie Lerner / Nick Leasure

Finsbury

(646) 805-2855

Aviragen Therapeutics     ● 2500 Northwinds Parkway, Suite 100     ● Alpharetta, GA 30009    ● Tel: (678) 221-3343